Nationwide Mutual Funds
Sub-Item 77E
Legal Proceedings
         4-30-15 Semi-Annual Report

POTENTIAL  MATERIAL  LITIGATION
(As of April 30, 2015)

Tribune Company Bankruptcy Proceeding

       Nationwide S&P 500 Index Fund, a series of Nationwide Mutual
Funds, and NVIT S&P 500 Index Fund, a series of Nationwide Variable
Insurance Trust (together, the "Funds"), were named as defendants in two lawsuits that are consolidated in a multi-district litigation pending in the United States District Court for the Southern District of New York
(the "Court"), captioned In re Tribune Company Fraudulent Conveyance
Litigation, No. 11-MD-2296-RJS (the "MDL").  The MDL arises from the
2007 leveraged buyout of The Tribune Company ("Tribune") (the "LBO") and
Tribune's subsequent bankruptcy and reorganization.  In connection with the LBO, thousands of Tribune shareholders, including the Funds, sold
Tribune shares back to Tribune.
    The MDL includes a series of lawsuits brought by individual creditors of Tribune (the "Individual Creditor Actions"), and a lawsuit by a court-appointed trustee on behalf of the committee of unsecured creditors committee of Tribune (the "Committee Action").  These lawsuits seek to unwind the LBO stock repurchases as fraudulent transfers and recover the stock repurchase proceeds paid to the Tribune shareholders who participated in the LBO.  The Funds were named as defendants in the
Committee Action and one of the Individual Creditor Actions; Nationwide
Mutual Funds ("NMF") and Nationwide Fund Advisors ("NFA") were previously named as defendants in the Committee Action, but NMF and NFA have since been dismissed from the lawsuit.  According to the most-recent amended complaint filed in the Committee Action, the Nationwide S&P 500 Index
Fund is alleged to have received $1,329,720 in exchange for the shares that the Nationwide S&P 500 Index Fund tendered in the LBO, and the NVIT
S&P 500 Index Fund is alleged to have received $1,150,508 in the LBO.
Plaintiffs seek to unwind the LBO transactions and recover the amounts eceived by the Funds.
      The Court entertained a first round of motions to dismiss in the Individual Creditor Actions (the "Phase One Motions").  Following
briefing and argument on the Phase One Motions, the Court entered an order dismissing the Individual Creditor Actions in their entirety on the grounds that the individual creditor plaintiffs lack standing to pursue their claims.  The Court's dismissal order is on appeal to the Second
Circuit.  The appeal is fully-briefed, and oral argument on the appeal was held on November 5, 2014. The parties await the Second Circuit's ruling.
      The parties are currently engaged in a second round of motions to dismiss in the Committee Action (the "Phase Two Motions"), including a global motion to dismiss that was filed on behalf of all shareholder defendants, including the Funds, on the grounds that the current Fifth
Amended Complaint fails to state a claim against the former Tribune shareholders.  Briefing on the Phase Two Motions is complete, but oral argument has not yet been scheduled.  Pending the disposition of the Phase
Two Motions, the litigation is essentially stayed.  After the Court disposes of the Phase Two Motions, discovery likely will proceed as to any remaining claims; however, this anticipated discovery likely will not commence for several months.  Given the number of unknowns at this early stage of the litigation, it is not possible to predict the likely outcome of the MDL.